Exhibit (h)(8)

AMENDED AND RESTATED

FEE WAIVER AGREEMENT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

February 23, 2009

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Re:	High Yield Municipal Bond Fund (the “Fund”)

Dear Sirs:

This Agreement dated February 23, 2009 amends and restates the Fee Waiver Agreement between PIMCO Funds (the “Trust”) on behalf of the Fund and Pacific Investment Management Company LLC (“PIMCO”), dated June 1, 2007. This will confirm the agreement between the Trust and PIMCO, as follows:

1. The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Class of the Fund, a series of the Trust.

2. Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009 (the “Investment Advisory Contract”) between the Trust and PIMCO, which amends and restates the Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003, between the same parties, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, the Fund pays to PIMCO an Advisory Fee at an annual rate of 0.30% of the Fund’s average daily net assets (the “Advisory Fee”).

3. PIMCO agrees that it shall waive the Advisory Fee by 0.01% of the average daily net assets attributable to the Fund, such that the Advisory Fee shall not exceed 0.29% of the average daily net assets of the Fund.

4. If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

5. This amended and restated Agreement shall become effective on February 23, 2009, and shall have an initial term through July 31, 2010, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of the Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract with respect to the Fund, or it may be terminated by the Trust, without payment of any penalty, upon 90 days’ prior written notice to PIMCO at its principal place of business.

6. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

7. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, or the Investment Company Act of 1940, as amended (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, or the 1940 Act.

8. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund, individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, individually and not jointly, as provided in the Trust’s Declaration of Trust Instrument as amended and restated March 31, 2000, and as amended from time to time.

10. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust on behalf of the Fund and PIMCO , please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Funds

By:	/s/ Ernest L. Schmider
Name:	Ernest L. Schmider
Title:	President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director

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